Exhibit 3.3

AMENDMENT TO BYLAWS OF SEVERN BANCORP, INC.

RESOLVED: that the Bylaws of the Corporation as set forth herein shall be amended as follows, effective immediately.

Sections 14 and 15 of the Bylaws of the Corporation are deleted and the following are substituted:

“Section 14. Nominating Committee. The Board of Directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the Secretary at least 60 days prior to the date of the Annual Meeting. No nominations for directors except those made by the nominating committee shall be voted upon at the Annual Meeting unless other nominations by Shareholders are made in writing and delivered to the Secretary of the Corporation at lease 60 days prior to the date of the Annual Meeting. Ballots bearing the names of all persons nominated by the nominating committee and by Shareholders shall be provided for use at the Annual meeting. However, if the nominating committee shall fail or refuse to act at least 20 days prior to the Annual Meeting, nominations for directors may be made at the Annual Meeting by any Shareholder entitled to vote and shall be voted upon.”

“Section 15. New Business.  Any new business to be taken up at the Annual Meeting shall be stated in writing and filed with the Secretary of the Corporation at least 60 days before the date of the Annual Meeting, and all business so stated, proposed, and filed shall be considered at the Annual Meeting but no other proposal shall be acted upon at the Annual Meeting. Any shareholder may make any other proposal at the Annual Meeting and the same may be discussed and considered, but unless stated in writing and filed with the Secretary at least 60 days before the meeting, such proposal shall be laid over for action at an Adjourned, Special, or Annual Meeting of the Shareholders taking place 30 days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the Annual Meeting of reports of officers, directors and committees; but in connection with such reports no new business shall be acted upon at such Annual Meeting unless stated and filed as herein provided.”